April 6, 2020

Tim Weller
Chief Executive Officer
Datto Holding Corp.
101 Merritt 7
Norwalk, CT 06851

       Re: Datto Holding Corp.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 23, 2020
           CIK No. 0001724570

Dear Mr. Weller:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated February 14, 2020.

Amendment No 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 73

1. You state in your risk factor disclosures that COVID-19 will disrupt your operations and the operations of your MSP partners and their SMB customers for an indefinite period of time. You further state that COVID-19 will adversely impact your business, financial condition or results of operations. Please revise your MD&A and liquidity disclosures to address the reasonably known effect that the Coronavirus pandemic may have your financial condition, operating results and/or liquidity. In this regard, we note that MSP partners may renew their annual subscriptions for month-to-month terms and currently approximately 35% of your revenues are derived from such contracts that can be cancelled
 Tim Weller
FirstName LastNameTim Weller
Datto Holding Corp.
Comapany NameDatto Holding Corp.
April 6, 2020
April 2 2020 Page 2
Page 6,
FirstName LastName
         at any time. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For
         additional guidance, please refer to CF Disclosure Guidance: Topic No. 9 available on our website at https://www.sec.gov/corpfin/coronavirus-covid-19.
Key Performance Metrics, page 77

2. We note your revised disclosure in response to prior comment 3. Please further revise to disclose the dollar-based gross retention rate and the percentage of month-to-month contracts included in your ARR calculations for fiscal 2018.
Results of Operations for the Years Ended December 31, 2018 and December 31, 2019, page 84

3. We note that the key performance indicators used to evaluate your business include the number of MSP partners and dollar-based net retention rate. Please revise to clarify how such measures impacted your revenue growth. In this regard, consider including a quantified discussion of the dollar or percentage change in revenue due to the acquisition of new customers versus the retention and expansion of customers. Refer to Item
         303(a)(3) of Regulation S-K and Section III.D of SEC Release No.
33-6835.
Liquidity and Capital Resources
Term Loan and Revolving Loan Facilties, page 87

4. Please revise to clarify the terms of the accordion feature included with your 2019 Credit
         Agreement. In this regard, explain under what circumstances the credit facility can be increased and disclose what amount, if any, is currently available under such feature.
Note 2. Significant Accounting Policies
Unaudited Pro Forma Financial Information, page F-9

5. We note you intend to present pro forma balance sheet and pro forma per share information on the face of the audited financial statements. Please address the following as it relates to such disclosures:
           Remove any adjustment related to the use of proceeds from this offering, such as for the repayment of debt, from the face of the audited financial statements.
           You state that contingently issuable IPO option shares are included in the denominator for computing dilutive net earnings per share to the extent such options
              "are anti-dilutive." Please clarify whether you intended to state to the extent such options are not anti-dilutive and if so, revise accordingly.
           You state that for the purpose of determining pro-forma earnings per share,
              IPO options were considered as potentially dilutive securities, but the impact was anti-dilutive as you incurred a loss for the period. However, we note that you have included a placeholder in Note 15 for the assumed vesting of IPO options. Please tell us whether you intend to adjust your pro forma weighted shares outstanding for IPO options and revise your disclosures as necessary, either here or in Note 15, to clarify your intent.
 Tim Weller
Datto Holding Corp.
April 6, 2020
Page 3

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202)
551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameTim Weller
                                                          Division of
Corporation Finance
Comapany NameDatto Holding Corp.
                                                          Office of Technology
April 6, 2020 Page 3
cc:       Robert E. Goedert, P.C.
FirstName LastName